SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 16 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 448579102	Page 2 of 16 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, as trustee of the Non-U.S. Situs Trusts (as defined in the Schedule 13D) listed on Appendix A.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 781,807*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 781,807*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,807*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.8% of the total voting power of the Common Stock as of October 28, 2016, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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CUSIP No. 448579102	Page 3 of 16 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Bombay Hotel Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Island Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 538,681*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 538,681*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,681*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person CO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.6% of the total voting power of the Common Stock as of October 28, 2016, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

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CUSIP No. 448579102	Page 4 of 16 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CPC, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 134,669*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 134,669*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,669*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person CO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.1% of the total voting power of the Common Stock as of October 28, 2016, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D

CUSIP No. 448579102	Page 5 of 16 Pages

EXPLANATORY NOTE: This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 12 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 filed by the Reporting Persons on December 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on December 11, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on May 15, 2013 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on June 4, 2013 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 10”) and Amendment No. 11 to Schedule 13D filed by the Reporting Persons on March 4, 2015 (“Amendment No. 11”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

(a)-(c) This Schedule 13D is being filed by CIBC Trust Company (Bahamas) Limited (“CIBC”), as trustee of the non-U.S. situs trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, listed on Appendix A (the “Non-U.S. Trusts”); Bombay Hotel Corporation, a Cayman Islands corporation (“Bombay”); and CPC, Inc., a Bahamian international business company (“CPC”, and, together with CIBC and Bombay, the “Reporting Persons”).

The address of the principal business and principal office of CIBC is Goodman’s Bay Corporate Center, West Bay Street, P.O. Box N-3933, Nassau, Bahamas. CIBC is principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts.

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The address of the principal business and principal office of Bombay is c/o CIBC Bank & Trust Company (Cayman) Limited, CIBC Financial Centre, 11 Dr. Roy’s Drive, P.O. Box 694, George Town, Grand Cayman KY1-1107. The directors of Bombay are Esme Watler-Hydes, David Mullen and Wendy Bush. The executive officer of Bombay is Commerce Advisory Services Limited, which serves as Secretary. Bombay exists to hold certain investments of its owners.

The address of the principal business and principal office of CPC is c/o CIBC Trust Company (Bahamas) Limited, Goodman’s Bay Corporate Centre, West Bay Street, Ground Floor, P.O. Box N-3933, Nassau, Bahamas. The directors of CPC are Corporate Associates Limited, a Bahamian international business company, and Commerce Services Limited, a Bahamian international business company. Both Corporate Associates Limited and Commerce Services Limited are wholly-owned subsidiaries of CIBC Trust Company (Bahamas) Limited. The executive officer of CPC is Commerce Services Limited, which serves as Secretary. CPC exists to hold certain investments of its owners.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

The Reporting Persons have entered into a joint filing agreement, dated as of December 29, 2016, a copy of which is attached as Exhibit 10 to this Amendment No. 12.

(d) During the last five years, none of the Reporting Persons nor any of the directors or executive officers of Bombay and CPC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any of the directors or executive officers of Bombay and CPC have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 448579102	Page 7 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On December 21, 2016, CIBC Trust Company (Bahamas) Limited, as trustee of two trusts, and Bessemer Trust Company (Cayman) Limited and Lewis M. Linn, as co-trustees of another trust, each transferred their ownership interests in Bombay and CPC to J.P. Morgan Trust Company (Bahamas) Limited, as trustee of 2010 N3 Purpose Trust, CIBC Trust Company (Bahamas) Limited, as trustee of Settlement T-551-7, and Bessemer Trust Company (Cayman) Limited and Lewis M. Linn, as co-trustees of Settlement T-551-5C, respectively (collectively, the “Bombay and CPC Ownership Transfer”). No consideration was paid in connection with the Bombay and CPC Ownership Transfer, and the Bombay and CPC Ownership Transfer constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation. Accordingly, the shares of Class B Common Stock held directly by Bombay and CPC remain shares of Class B Common Stock following the Bombay and CPC Ownership Transfer.

On December 22, 2016, CIBC, as trustee of certain trusts for the benefit of Jennifer N. Pritzker, transferred an aggregate of 101,149 shares of Class B Common Stock to certain other trusts for the benefit of Jennifer N. Pritzker, of which J.P. Morgan Trust Company (Bahamas) Limited serves as trustee (the “JNP 2016 Transfers”). The shares of Class B Common Stock subject to the JNP 2016 Transfers that were previously reported on this Schedule 13D are now being reported on the Schedule 13D filed by a Separately Filing Group Member, the Trustees of the Jennifer N. Pritzker Family Trusts. Also on December 22, 2016, CIBC, as trustee of a certain other trust, transferred 87,694 shares of Class B Common Stock to a trust listed on Appendix A, of which CIBC also serves as trustee (together with the JNP 2016 Transfers, the “December 2016 Transfers”). No consideration was paid in connection with the December 2016 Transfers and the December 2016 Transfers constitute “Permitted Transfers” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the transferred shares of Class B Common Stock remain shares of Class B Common Stock following the December 2016 Transfers.

Item 4.	Purpose of Transaction

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Bombay and CPC Ownership Transfer was completed on December 21, 2016, as described in Item 3 of this Amendment No. 12.

The December 2016 Transfers were completed on December 22, 2016, as described in Item 3 of this Amendment No. 12.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owner of 781,807 shares of Class A Common Stock, issuable

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upon conversion of 781,807 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 0.9% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 28, 2016, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 0.6% of the total number of shares of Common Stock outstanding and 0.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 12 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 12 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Bombay is a Cayman Islands corporation that directly holds 538,681 shares of Class B Common Stock. The voting and investment decisions of Bombay are made by its three directors, all of whom are employees of an affiliate of CIBC. In such capacity, CIBC may be deemed to beneficially own such shares of Class B Common Stock directly held by Bombay. Following the Bombay and CPC Ownership Transfer, J.P. Morgan Trust Company (Bahamas) Limited, as trustee of 2010 N3 Purpose Trust, Bessemer Trust Company (Cayman) Limited and Lewis M. Linn, as co-trustees of Settlement T-551-5C and CIBC Trust Company (Bahamas) Limited, as trustee of Settlement T-551-7 each own approximately 30% of Bombay and disclaim beneficial ownership of the shares of Class B Common Stock directly held by Bombay.

CPC is a Bahamian international business company that directly holds 134,669 shares of Class B Common Stock. The voting and investment decisions of CPC are made by its two directors, Corporate Associates Limited, a Bahamian international business company, and Commerce Services Limited, a Bahamian international business company, both of which are wholly-owned subsidiaries of CIBC. In such capacity, CIBC may be deemed to beneficially own such shares of Class B Common Stock directly held by CPC. Following the Bombay and CPC Ownership Transfer, J.P. Morgan Trust Company (Bahamas) Limited, as trustee of 2010 N3 Purpose Trust, Bessemer Trust Company (Cayman) Limited and Lewis M. Linn, as co-trustees of Settlement T-551-5C and CIBC Trust Company (Bahamas) Limited, as trustee of Settlement T-551-7 each own approximately 30% of CPC and disclaim beneficial ownership of the shares of Class B Common Stock directly held by CPC.

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The Bombay and CPC Ownership Transfer and the December 2016 Transfers did not impact the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

Based solely on the information contained in the Issuer’s Current Report on Form 8-K, filed on May 13, 2015, a Separately Reporting Group Member entered into purchase and sale agreements with the Issuer on May 8, 2015, pursuant to which the Issuer agreed to repurchase an aggregate of 1,026,501 shares of Class B Common Stock from the Separately Filing Group Member for $58.451 per share. The transactions closed on May 11 and May 12, 2015.

Based solely on the information contained in the Issuer’s Current Report on Form 8-K, filed on August 22, 2016, two Separately Reporting Group Members each entered into a purchase and sale agreement with the Issuer on August 17, 2016, pursuant to which the Issuer agreed to repurchase an aggregate of 1,881,636 shares of Class B Common Stock from the Separately Filing Group Members for $53.1452 per share. The transactions closed on August 19, 2016.

Based solely on the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, two Separately Filing Group members sold an aggregate of 500,000 shares of Class B Common Stock into the public market pursuant to an automatic shelf registration statement on Form S-3 (File No. 333-196372) filed by the Issuer with the SEC on May 29, 2014. In accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the shares of Class B Common Stock sold pursuant to such sales automatically converted upon such sales into shares of Class A Common Stock.

Based solely on the information contained in an amendment to the Schedule 13D filed by a Separately Filing Group Member on December 2, 2016, such Separately Filing Group Member (i) converted 250,000 shares of Class B Common Stock into 250,000 shares of Class A Common Stock on November 10, 2016 and then transferred those shares to a third-party purchaser for consideration of $51.10 per share, or $12,775,000.00 in the aggregate, and (ii) converted 2,000,000 shares of Class B Common Stock into 2,000,000 shares of Class A Common Stock on November 30, 2016 and then transferred those shares to a third-party purchaser for consideration of $50.80 per share, or $101,600,000.00 in the aggregate.

Based solely on the information contained in an amendment to the Schedule 13D filed by another Separately Filing Group Member on December 2, 2016, such Separately Filing Group Member (i) converted 250,000 shares of Class B Common Stock into

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CUSIP No. 448579102	Page 10 of 16 Pages

250,000 shares of Class A Common Stock on November 10, 2016 and then transferred those shares to a third-party purchaser for consideration of $51.10 per share, or $12,775,000.00 in the aggregate, and (ii) converted 2,000,000 shares of Class B Common Stock into 2,000,000 shares of Class A Common Stock on November 30, 2016 and then transferred those shares to a third-party purchaser for consideration of $50.80 per share, or $101,600,000.00 in the aggregate.

Based solely on the information contained in the Issuer’s Current Report on Form 8-K, filed on December 22, 2016, and filings made by two Separately Filing Group members pursuant to Section 16(a) of the Securities Act of 1933, as amended, such Separately Filing Group members converted an aggregate of 1,696,476 shares of Class B Common Stock into an aggregate of 1,696,476 shares of Class A Common Stock on December 9, 2016 and then transferred those shares to one or more third-party purchasers for consideration of $55.49 per share, or $94,137,453.24 in the aggregate.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 24,530 shares of currently issued Class A Common Stock and 75,938,764 shares of Class A Common Stock issuable upon conversion of 75,938,764 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 83.6% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 58.0% of the total number of shares of Common Stock outstanding and 80.1% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 12 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 12 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(c) The shares of Class B Common Stock subject to the JNP 2016 Transfers that were previously reported on this Schedule 13D are now being reported on the Schedule 13D filed by a Separately Filing Group Member, the Trustees of the Jennifer N. Pritzker Family Trusts.

The Bombay and CPC Ownership Transfers and the December 2016 Transfers were completed on December 21, 2016 and December 22, 2016, respectively, as described in Item 3 of this Amendment No. 12.

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Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 10	Joint Filing Agreement, dated as of December 29, 2016, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2016

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Helen Carroll
Helen Carroll
Authorized Signatory*

Bombay Hotel Corporation

By:	/s/ Wendy Bush
Wendy Bush
Commerce Advisory Services Limited Secretary

CPC, Inc.

By:	/s/ Schevon Miller
Schevon Miller
Commerce Services Limited Director

By:	/s/ Helen Carroll
Helen Carroll
Corporate Associates Limited Director

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 12 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 9 to the Schedule 13D and is incorporated by reference herein.

[Signature Page to Amendment No. 12 to Schedule 13D]

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CUSIP No. 448579102	Page 13 of 16 Pages

Appendix A

Non-U.S. Situs Trusts

Name of Trust	Jurisd. of Org.
Settlement 1740 Trust #33	Bahamas
Settlement 1740 Trust #35	Bahamas
Settlement 1740 Trust #36	Bahamas
Settlement T-551-7	Bahamas

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CUSIP No. 448579102	Page 14 of 16 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A.[6]	—	—	781,807	0.9%	0.6%	0.8%
Bombay Hotel Corporation	—	—	538,681	0.6%	0.4%	0.6%
CPC, Inc.	—	—	134,669	0.1%	0.1%	0.1%

[1]	All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 39,995,692 shares of the Class A Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 90,863,209 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[6]	Bombay is a Cayman Islands corporation that directly holds 538,681 shares of Class B Common Stock. The voting and investment decisions of Bombay are made by its three directors, all of whom are employees of an affiliate of CIBC. In such capacity, CIBC may be deemed to beneficially own such shares of Class B Common Stock directly held by Bombay. Following the Bombay and CPC Ownership Transfer, J.P. Morgan Trust Company (Bahamas) Limited, as trustee of 2010 N3 Purpose Trust, Bessemer Trust Company (Cayman) Limited and Lewis M. Linn, as co-trustees of Settlement T-551-5C and CIBC Trust Company (Bahamas) Limited, as trustee of Settlement T-551-7 each own approximately 30% of Bombay and disclaim beneficial ownership of the shares of Class B Common Stock directly held by Bombay. CPC is a Bahamian international business company that directly holds 134,669 shares of Class B Common Stock. The voting and investment decisions of CPC are made by its two directors, Corporate Associates Limited, a Bahamian international business company, and Commerce Services Limited, a Bahamian international business company, both of which are wholly-owned subsidiaries of CIBC. In such capacity, CIBC may be deemed to beneficially own such shares of Class B Common Stock directly held by CPC. Following the Bombay and CPC Ownership Transfer, J.P. Morgan Trust Company (Bahamas) Limited, as trustee of 2010 N3 Purpose Trust, Bessemer Trust Company (Cayman) Limited and Lewis M. Linn, as co-trustees of Settlement T-551-5C and CIBC Trust Company (Bahamas) Limited, as trustee of Settlement T-551-7 each own approximately 30% of CPC and disclaim beneficial ownership of the shares of Class B Common Stock directly held by CPC.

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CUSIP No. 448579102	Page 15 of 16 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts and Other Reporting Persons[6]	—	—	781,807	0.9%	0.6%	0.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	24.8%	17.2%	23.7%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.6%	1.1%	1.5%
Trustees of the Jennifer N. Pritzker Family Trusts[9]	8,470	*	2,420,151	2.7%	1.9%	2.6%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	8,584,104	9.4%	6.6%	9.0%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	10,465,797	11.5%	8.0%	11.0%
Trustees of the Daniel F. Pritzker Family Trusts[13]	—	—	7,258,877	8.0%	5.5%	7.7%
Trustees of the Anthony N. Pritzker Family Trusts[14]	—	—	1,830,094	2.0%	1.4%	1.9%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	20.7%	14.4%	19.9%
Trustees of the Jay Robert Pritzker Family Trusts[16]	—	—	1,830,094	2.0%	1.4%	1.9%
Pritzker Family Group Totals	24,530	*	75,938,764	83.6%	58.0%	80.1%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 39,995,692 shares of Class A Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 90,863,209 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[6]	See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

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CUSIP No. 448579102	Page 16 of 16 Pages

[7]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 155,535 SARs that are currently exercisable at an exercise price of $43.44, 70,095 SARs that are currently exercisable at an exercise price of $49.39 and 45,088 SARs that are currently exercisable at an exercise price of $56.27. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.
[8]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[9]	See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[10]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[11]	See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[12]	See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[13]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[14]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[15]	See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[16]	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.